Filed pursuant to Rule 433

September 9, 2019

Relating to

Preliminary Prospectus Supplement dated September 9, 2019

to

Prospectus dated March 25, 2019

Registration Statement No. 333-213765

DUKE ENERGY CORPORATION

1,000,000 Shares of

4.875% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference of $1,000 Per Share)

Pricing Term Sheet

Issuer:	Duke Energy Corporation (the “Issuer”)

Security:	4.875% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, par value $0.001 per share (“Preferred Stock”).

Liquidation Preference:	$1,000 per share of Preferred Stock

Security Ratings (Moody’s / S&P / Fitch):*	Baa3 / BBB / BBB-

Size:	$1,000,000,000

Term:	Perpetual

Dividend Rate:

The initial dividend rate for the Preferred Stock from and including the date of original issue to, but excluding, September 16, 2024 (the “First Call Date”) will be 4.875% per annum of the $1,000 liquidation preference per share of Preferred Stock. On and after the First Call Date, the dividend rate on the Preferred Stock for each Reset Period (as defined herein) will be equal to the Five-year U.S. Treasury Rate (as defined herein) as of the most recent Reset Dividend Determination Date (as defined herein) plus a spread of 3.388%.

Dividend Payment Dates:

March 16 and September 16, commencing on March 16, 2020

A pro-rated initial dividend on the Preferred Stock will be payable on March 16, 2020 in an amount equal to approximately $24.9167 per share of Preferred Stock, when, as and if declared by the Board or any duly authorized committee of the Board.

Trade Date:	September 9, 2019

Settlement Date:	September 12, 2019 (T+3)

Optional Redemption:

The Issuer may, at its option, redeem the Preferred Stock:

•  in whole or in part, from time to time, on the First Call Date or on any subsequent Reset Date (as defined herein) at a redemption price in cash equal to $1,000 per share of Preferred Stock; or

•  in whole but not in part, at any time within 120 days after the conclusion of any review or appeal process instituted by the Issuer following the occurrence of a Ratings Event (as defined herein), at a redemption price in cash equal to $1,020 per share of Preferred Stock (102% of the liquidation preference of $1,000 per share), plus, in each case, all accumulated and unpaid dividends (whether or not declared) to, but excluding, such redemption date.

Public Offering Price:	$1,000 per share of Preferred Stock

Underwriting Discount:**	$12.50 per share of Preferred Stock

No Listing:	The Issuer does not intend to apply to list the Preferred Stock on any securities exchange.

Joint Book-Running Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Co-Managers:	Regions Securities LLC Santander Investment Securities Inc. The Williams Capital Group, L.P.

Junior Co-Managers:	CastleOak Securities, L.P. Drexel Hamilton, LLC Siebert Cisneros Shank & Co., L.L.C.

CUSIP/ISIN:	26441C BG9 / US26441CBG96

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Underwriters have agreed to make a payment to the Issuer in an amount equal to $2,500,000, including in respect of expenses incurred by the Issuer in connection with the offering of the Preferred Stock.

“Five-year U.S. Treasury Rate” means, as of any Reset Dividend Determination Date, as applicable, (i) an interest rate (expressed as a decimal) determined to be the per annum rate equal to the arithmetic mean of the five most recent daily yields to maturity for U.S. Treasury securities with a maturity of five years from the next Reset Date and trading in the public securities markets or (ii) if there is no such published U.S. Treasury security with a maturity of five years from the next Reset Date and trading in the public securities markets, then the rate will be determined by interpolation between the arithmetic mean of the five most recent daily yields to maturity for each of the two series of U.S. Treasury securities trading in the public securities market, (A) one maturing as close as possible to, but earlier than, the Reset Date following the next succeeding Reset Dividend Determination Date, and (B) the other maturity as close as possible to, but later than, the Reset Date following the next succeeding Reset Dividend Determination Date, in each case as published in the most recent H.15.  If the Five-year U.S. Treasury Rate cannot be determined pursuant to the methods described in clauses (i) or (ii) above, then the Five-year U.S. Treasury Rate will be the same interest rate determined for the prior Reset Dividend Determination Date.

“H.15” means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the U.S. Federal Reserve System.

“Most recent H.15” means the H.15 published closest in time but prior to the close of business on the second business day prior to the applicable Reset Date.

“Reset Date” means the First Call Date and each date falling on the fifth anniversary of the preceding Reset Date.

“Reset Dividend Determination Date” means, in respect of any Reset Period, the day falling two business days prior to the beginning of such Reset Period.

“Reset Period” means the period from and including the First Call Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.

“Ratings Event” means that any nationally recognized statistical rating organization as defined in Section 3(a)(62) of the Securities Exchange Act of 1934, as amended, or in any successor provision thereto, that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Preferred Stock, which amendment, clarification or change results in:

•                  the shortening of the length of time the Preferred Stock is assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Preferred Stock; or

•                  the lowering of the equity credit (including up to a lesser amount) assigned to the Preferred Stock by that rating agency as compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Preferred Stock.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 888-603-5847, Credit Suisse Securities (USA) LLC toll-free at 800-221-1037, Goldman Sachs & Co. LLC toll-free at 866-471-2526 or J.P. Morgan Securities LLC at 212-834-4533.